As filed with the Securities and Exchange Commission on April 3, 2003



                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934


                           Report Dated March 13, 2003

                            New Skies Satellites N.V.

                              Rooseveltplantsoen 4
                                2517 KR The Hague
                                 The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

         Form 20-F...X...                               Form 40-F......


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

         Yes......                                      No...X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
..............................N/A...................................

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



New Skies Satellites N.V.



By:    /s/ Mary J. Dent
       ------------------
Name:  Mary J. Dent
Title: General Counsel and Management Board Member

Date:  April 3, 2003

Exhibit Index:


1.1 Report of New Skies Satellites N.V. to the Dutch Autoriteit Financiet Markten dated February 28, 2003.
1.2 Report of New Skies Satellites N.V. to the Dutch Autoriteit Financiet Markten dated March 6, 2003.
1.3 Report of New Skies Satellites N.V. to the Dutch Autoriteit Financiet Markten dated March 7, 2003.
1.4 Report of New Skies Satellites N.V. to the Dutch Autoriteit Financiet Markten dated March 11, 2003.
1.5 Report of New Skies Satellites N.V. to the Dutch Autoriteit Financiet Markten dated March 13, 2003.
1.6 Report of New Skies Satellites N.V. to the Dutch Autoriteit Financiet Markten dated March 14, 2003.
1.7 Report of New Skies Satellites N.V. to the Dutch Autoriteit Financiet Markten dated March 17, 2003.
1.8 Report of New Skies Satellites N.V. to the Dutch Autoriteit Financiet Markten dated March 25, 2003.